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                          October 17, 2022

       Ryan Debski, Esq.
       Executive Vice President and General Counsel
       Eagle Pharmaceuticals, Inc.
       50 Tice Boulevard, Suite 315
       Woodcliff Lake, NJ 07677

                                                        Re: Eagle
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 11,
2022
                                                            File No. 333-267827

       Dear Ryan Debski:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Sarah Sellers, Esq.